EXHIBIT 23.1

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name and the valuation conclusions and methodologies of our report, dated March 16, 2026, prepared by us with respect to the estimated liquidation value per share of Series J Redeemable Preferred Stock, Series K Redeemable Preferred Stock, Series L Redeemable Preferred Stock and Series M Redeemable Preferred Stock of Ashford Hospitality Trust, Inc. (the “Company”), which is contained in this Current Report on Form 8-K and incorporated by reference in the Company’s Registration Statements on Form S-8 (SEC File Nos. 333-108335, 333-132440, 333-164428, 333-174448, 333-202729, 333-218887, 333-256037, 333-264868, 333-271977 and 333-287950). In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Robert A. Stanger & Co., Inc.

By: /s/ Robert A. Stanger & Co., Inc.

Date: March 26, 2026